UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

United States Property Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 20, 2022

Physical Address of Issuer:

4695 MacArthur Court, Ste 1100, Newport Beach, CA 92660

Website of Issuer:

www.usp.io

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of seven percent (7%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Common Stock via USP Security Tokens

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 30, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)*
Total Assets	$11,098,677	N/A
Cash & Cash Equivalents	$21,516	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$137,989	N/A
Long-term Debt	$4,999,000	N/A
Revenues/Sales**	$246,129	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	($759,126)	N/A

*The Issuer was formed on January 20, 2022.
**Listed as Rental Income in the Issuer's financial statements.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

United States Property Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES IN THE UNITED STATES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Common Stock via USP Security Tokens (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $200 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/USPC (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Voting and Control

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of seven percent (7%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an

investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely

impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar

devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures

reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to Real Estate Investment

The market for real estate investments is highly competitive.

Identifying attractive real estate investment opportunities is difficult and involves a high degree of uncertainty. Furthermore, the historical performance of a particular property or market is not a guarantee or prediction of the properties or market's future performance. There can be no assurance that we will be able to locate suitable acquisition opportunities in our target markets, achieve our investment goal and objectives, or fully deploy for our cash.

Because of the recent growth in demand for real estate investments, there may be increased competition among investors to invest in the same asset classes as we do. This competition may lead to an increase in the investment prices or otherwise less favorable investment terms. If this situation occurs with a particular investment, our return on that investment is likely to be less than the return we could have achieved if we had invested at a time of less investor competition for the investment.

General economic conditions and commercial real estate market conditions have had and may in the future negatively impact our business.

We may be negatively impacted by periods of economic downturns, recessions, and disruptions in the capital markets, credit and liquidity issues in the capital markets, including international, national, regional and local markets, tax and regulatory changes and corresponding declines in the demand for real estate investment and related services. Historically, commercial real estate markets and, in particular, the U.S. commercial real estate market, have tended to be cyclical and related to the flow of capital to the sector, the condition of the economy as a whole and the perceptions and confidence of market participants to the economic outlook. Cycles in the real estate markets may lead to similar cycles in our earnings. Further real estate markets may "lag" behind the broader economy such that even when underlying economic fundamentals improve in a given market, additional time may be required for these improvements to translate into strength in the real estate markets.

Negative economic conditions, changes in interest rates, credit and the availability of capital, debt or equity, debt and/or equity disruptions in capital markets, uncertainty of the tax and regulatory environment or declines in the demand for real estate investment and related services in international and domestic markets or in significant markets in which we do business, have had and could have in the future a material adverse effect on our business, results of operations and/or financial condition. In particular, the real estate market is directly impacted by (i) the lack of debt and/or equity financing for commercial real estate transactions, (ii) increased interest rates and changes in monetary policies by the U.S. Federal Reserve, (iii) changes in the perception that real estate is an accepted asset class for portfolio diversification, (iv) changes in tax policy affecting the attractiveness of real estate as an investment choice, (v) changes in regulatory policy impacting real estate development opportunities and capital markets, (vi) slowdowns in economic activity that could cause residential and tenant demand to decline, and (vii) declines in the regional or local demand for real estate, or significant disruptions in other segments of the real estate markets could adversely affect our results of operations. Any of the foregoing would adversely affect the operation and income of real estate properties.

These and other types of events could lead to a decline in transaction activity as well as a decrease in property values which, in turn, would likely lead to a reduction in financing fees relating to such transactions. These effects would likely cause us to realize lower revenues. Such declines in transaction activity and value would likely also significantly reduce our financing activities and revenues.

Fiscal uncertainty, significant changes and volatility in the financial markets and business environment, and similar significant changes in the global, political, security and competitive landscape, make it increasingly difficult for us to predict our revenue and earnings into the future. As a result, any revenue or earnings projections or economic outlook which we may give may be affected by such events or may otherwise turn out to be inaccurate.

Investments in real estate-related assets can be speculative.

Investments in real estate-related assets can involve speculative risks and always involve substantial risks. No assurance can be given that the Issuer will be able to execute the investment strategy or that investors in the company will realize their investment objectives. No assurance can be given that our investors will realize a substantial return (if any) on their investment or that they will not lose their entire investment in us.

Real estate investments are not as liquid as other types of assets.

Real estate investments are not as liquid as other types of investments. The market for the sale of real estate properties can vary greatly and it may take a significant amount of time for us to sell any particular property on favorable terms, if at all. As a result, our ability to sell under-performing assets in our portfolio or respond to changes in economic and other conditions may be relatively limited.

As we continue to acquire and lease real estate assets, we may not be successful in identifying and consummating these transactions.

An important part of our business strategy is to continue to expand and diversify our real estate portfolio. Our execution of this strategy by successfully identifying, securing and consummating beneficial transactions is made more challenging by increased competition and can be affected by many factors, including our relationships with current and prospective tenants, our ability to obtain debt and equity capital at costs comparable to or better than our competitors and our ability to negotiate favorable terms with property owners seeking to sell and other contractual counterparties. Our competitors for these opportunities include real estate partnerships and other investors, including developers, banks, insurance companies, pension funds, government-sponsored entities and private equity firms, some of whom may have greater financial resources and lower costs of capital than we do. Potential regulations may affect the ability of these entities, as well as ourselves, to compete for these opportunities or enter into transactions for real estate related to our business. If we are unsuccessful at identifying and capitalizing on investment or acquisition opportunities, our growth and profitability in our real estate investment portfolio may be adversely affected.

Changes to the U.S. Federal Income Tax Laws, including the Enactment of Certain Tax Reform Measures, could have an adverse impact on our business and financial results.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, and it is possible that additional legislation may be enacted in the future. There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are regularly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when or to what extent any new U.S. federal tax laws, regulations, interpretations or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding the effect of potential future changes to the federal tax laws on an investment in our shares.

Investors will have no discretion in management's real estate investment decisions.

Our management will have complete discretion in making investments on our behalf in a range of real estate, which may include all types of properties. Consequently, prospective investors will not be able to evaluate for themselves the merits of the specific properties that may be acquired in the future and may not like the properties acquired. You will not be entitled to a return of your investment if you do not approve the properties purchased. Our investment

decisions are not made through reliance on sophisticated mathematical models or arbitrage programs. Instead, investors are relying on the judgment of our management alone to locate suitable properties that meet our investment criteria.

Risks Related to Cryptocurrencies

The trading price of cryptocurrencies, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

The price of cryptocurrencies is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of cryptocurrencies could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of cryptocurrencies. These factors may inhibit consumer trust in and market acceptance of cryptocurrencies as a means of exchange, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any cryptocurrencies. The speculative nature of the price of cryptocurrencies and past dramatic volatility in pricing may create risks for the volatile trading price of cryptocurrencies.

Additionally, we have observed how the trading price for shares of common stock of companies similar to ours respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of cryptocurrencies will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price of cryptocurrencies, if the trading price of cryptocurrencies again experiences a significant decline, we could experience a similar decline in the value of the Issuer.

The markets for cryptocurrencies may be underregulated. As a result, the market price of cryptocurrencies may be extremely volatile. Rapid decreases in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a cryptocurrency trading platform, depending on the platform's controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the cryptocurrency market itself is unregulated there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of cryptocurrencies.

The markets for cryptocurrencies may be, or may become, overregulated. As a result, transferring fiat currencies, like U.S. Dollars, to or from cryptocurrencies may become increasingly difficult or even impossible.

Governments have started to regulate banks, crypto trading platforms, and the "on and off ramps" from cryptocurrencies to traditional fiat currencies. AML, KYC and other regulations have been enforced by the U.S. Government on related institutions and other governments have banned cryptocurrencies completely. We are unable to predict any other actions taken by any government that may negatively impact our business in particular or the cryptocurrency markets in general.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrencies- and/or other cryptocurrency-related activities, or that accept cryptocurrencies as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk related to the companies we use to sell our cryptocurrencies.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in cryptocurrencies, cryptocurrencies' acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in cryptocurrencies- and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial

institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide cryptocurrency and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies' usefulness and harm its public perception in the future.

The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrency to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and our investors. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrency's role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of cryptocurrencies.

Transaction fees may decrease demand for cryptocurrency and prevent expansion.

Transaction fees are not pre-determined by most cryptocurrency protocols and vary based on market factors, such as user demand and the capacity of the network. Decreased transaction fees would have an adverse effect on our financial performance. However, if transaction fees paid for cryptocurrency transactions become too high, users may be motivated to move away from the cryptocurrency networks entirely. A software upgrade that automatically charges fees for all transactions may decrease demand for cryptocurrency and prevent the expansion of the cryptocurrency networks to retail merchants and commercial businesses, either of which could result in a reduction in the price of cryptocurrencies that could adversely impact an investment in our securities. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the price of cryptocurrencies and the value of our common stock.

These types of risks vary across cryptocurrencies.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we otherwise acquire or hold for our own account, and thus harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin or other cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies, and thus harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause demand for cryptocurrencies to decrease.

The development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies, such as cryptocurrencies being developed by popular social media platforms, online retailers, or government sponsored cryptocurrencies, may cause consumers to use or hold alternative cryptocurrencies. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we otherwise acquire or hold for our own account, which could materially and adversely affect investors' investments in our securities.

The open-source structure of most cryptocurrency network protocols means that the contributors to the protocols are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. Because the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors

are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab's Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner, which could have a material adverse effect on our business. Issues with the bitcoin network could result in decreased demand or reduced prices for bitcoin, thus impacting our ability to monetize bitcoin, thus impacting the value of an investment in our securities.

The decentralized nature of the governance of bitcoin may lead to ineffective decision making that slows development or prevents the bitcoin network from overcoming emergent obstacles. Governance of the bitcoin network is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the bitcoin network leads to ineffective decision making that slows development and growth of bitcoin, the value of our common stock may be adversely affected.

Other currencies share similar risks.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently use, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Our cryptocurrencies may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as "wallets" by holders of cryptocurrencies which may be accessed to exchange a holder's cryptocurrency assets. Access to our cryptocurrency assets could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets. We hold most of our cryptocurrency in cold storage to reduce the risk of malfeasance, but the risk of loss of our cryptocurrency assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold cryptocurrency in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users' information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our devices, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our

business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we otherwise acquire or hold for our own account now or in the future.

Moreover, our cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the network's public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our cryptocurrency rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies we otherwise acquire or hold.

We intend to evaluate custody risk and establish processes to manage wallets that are associated with our cryptocurrency holdings. There can be no assurances that any processes we adopt will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our cryptocurrency due to an adverse software or cybersecurity event.

We are familiar with third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those we presently employ. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

Incorrect or fraudulent transactions may be irreversible.

Cryptocurrency transactions are generally irrevocable, and stolen or incorrectly transferred cryptocurrency may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets. Cryptocurrency transactions are not, generally, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrency from the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network; however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of cryptocurrency or a theft thereof generally will not be reversible and if an incorrect transfer or theft occurs, we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. As a result, if there is human error, theft, or criminal action, we will need to rely on existing private investigative entities to investigate any potential loss of our cryptocurrency assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. Our inability to recover any losses from such action, error or theft, could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any cryptocurrency we otherwise acquire or hold for our own account now or in the future.

Demand for bitcoins is driven, in part, by its status as a prominent digital asset. It is possible that a digital asset other than bitcoin, or other cryptocurrencies that we hold, could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for the cryptocurrencies we hold, which could have a negative impact on the price of bitcoin and adversely affect an investment in our securities.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a "first to market" advantage over other cryptocurrencies. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the bitcoin network. Competition from the emergence or growth of alternative cryptocurrencies could have a negative impact on the demand for, and price of, bitcoin and thereby adversely affect an investment in our securities.

Investors may invest in bitcoin directly or through other potential financial vehicles, possibly including securities backed by or linked to bitcoin and digital asset financial vehicles. Market and financial conditions, and other conditions

beyond our control, may make it more attractive to invest in other financial vehicles or to invest in bitcoin directly, which could limit the market for, and reduce the liquidity of, our securities.

Other cryptocurrencies we may hold share similar risks.

Cryptocurrencies held by us are not subject to Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") protections.

Cryptocurrency is not typically held with a banking institution or a member of the FDIC or the SIPC and, therefore, any cryptocurrency we may hold would not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Bitcoin may have concentrated ownership and large sales or distributions by holders or bitcoin could have an adverse effect on its market price.

It is possible that other persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could lead to volatility and have an adverse effect on the market price of bitcoin.

Other cryptocurrencies share similar risks.

Risks Related to Governmental Regulation and Enforcement

Regulatory or tax law changes or actions may alter the nature of your investment or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

Governments around the world have reacted differently to cryptocurrencies' growth in both popularity and market size. Certain governments have deemed cryptocurrencies illegal, and others have allowed their use and trade without restriction. In some jurisdictions, including the United States, governments have subjected cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions or tax law changes could have a material adverse effect on our business, prospects or operations.

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency custody, exchange and transfer, data governance, data protection, anti-corruption, including the Foreign Corrupt Practices Act, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptocurrencies and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. Such laws may add to our compliance costs, restrict or dictate how we operate our business, and could have a material adverse effect on our business, results of operations, financial condition and prospects. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, seizure of shipments, breach of contract, debarment, tax reassessments and fraud litigation, reputational harm, restrictions on certain business activities, and other consequences and be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. As cryptocurrency and central bank digital currency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, U.S. State Attorneys General and certain U.S. agencies (e.g., the Commodity Futures Trading Commission (the "CFTC"), the

SEC, the Financial Crimes Enforcement Network ("FinCEN"), the Federal Trade Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrencies, including the bitcoin network, bitcoin users and the bitcoin exchange market and many more.

Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our strategy, which could have a material adverse effect on our business, prospects or operations.

If we were deemed to be an investment company under the Investment Company Act of 1940 (the "Investment Company Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an "investment company" if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in the Investment Company Act.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would cause us to incur substantial additional expenses, and the failure to register, if required, could have a materially adverse impact on our business and operations.

Our transactions in cryptocurrency may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of Treasury and the U.S. Department of State require us to comply with sanction programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling cryptocurrency. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

The crypto economy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business.

Cryptocurrency's status in relevant jurisdictions is subject to a high degree of uncertainty and if we are unable to properly characterize it, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have publicly taken the position that certain cryptocurrencies fall within the definition of a "security" under the U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. With respect to all cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a "security" under applicable laws. Similarly, though the SEC's Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

The CFTC affirmed its approach to the regulation of bitcoin as a commodity and bitcoin-related enterprises on June 2, 2016, when the CFTC settled charges against Bitfinex, a bitcoin exchange based in Hong Kong. In its order, the CFTC found that Bitfinex engaged in "illegal, off-exchange commodity transactions and failed to register as a futures commission merchant" when it facilitated borrowing transactions among its users to permit the trading of bitcoin on a "leveraged, margined or financed basis" without first registering with the CFTC. In 2017, the CFTC stated that it would consider bitcoin and other virtual currencies as commodities or derivatives depending on the facts of the offering. In December 2017, bitcoin futures trading commenced on two CFTC regulated futures markets.

Several foreign jurisdictions have taken a broad-based approach to classifying cryptocurrencies as "securities," while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain cryptocurrencies may be deemed to be a "security" under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies as "securities." If bitcoin or any other supported cryptocurrency is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported cryptocurrencies are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the cryptocurrency. Also, it may make it difficult for such supported cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Cryptocurrencies are treated as "money" by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business ("MSB") under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a "money transmitter" ("MT") or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The application of the Commodity Exchange Act, as amended (the "CEA"), to our cryptocurrency business is unclear and may be subject to change and therefore difficult to predict. To the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.

The CEA does not currently impose any direct obligations on us related to the exchange of cryptocurrency. However, the CFTC, the federal agency that administers the CEA, generally regards cryptocurrency as a commodity. This position has been supported by decisions of federal courts.

Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of cryptocurrency and subject it to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in cryptocurrency, it has authority to commence enforcement actions against persons who engage in manipulation or deceptive practices related to transactions in any contract of sale of any commodity, including cryptocurrency, in interstate commerce.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the law. Any requirements imposed by the CFTC related to our transactions in cryptocurrency would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock.

Moreover, if our transactions in cryptocurrency were deemed by the CFTC to constitute a collective investment in derivatives for our stockholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore a site where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Future developments regarding the treatment of cryptocurrency for U.S. federal income and foreign tax purposes could adversely affect our business.

Due to the new and evolving nature of cryptocurrency and the absence of comprehensive legal guidance with respect to cryptocurrency, and cryptocurrency transactions, many significant aspects of the U.S. federal income and foreign tax treatment of cryptocurrency are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency or cryptocurrency transactions, for U.S. federal income and foreign tax purposes. Current Internal Revenue Service ("IRS") guidance indicates that cryptocurrency, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of cryptocurrency for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of cryptocurrency, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where cryptocurrency is held as a capital asset.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrency in the future or that a court would uphold the treatment of cryptocurrency as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for holders of cryptocurrency and could have an adverse effect on the value of cryptocurrency and the broader cryptocurrency markets. The uncertainty regarding the tax treatment of cryptocurrency transactions, and the potential promulgation of new, or changes to existing, U.S. federal income, state or foreign tax laws, treaties, regulations, administrative practices or guidance relating to cryptocurrency transactions could adversely impact the price of cryptocurrency, our business and the value of the Issuer. Further, in the event our business expands, our after-tax profitability and financial results could be adversely affected by expanding, internationally or domestically, to jurisdictions with less favorable or more complex tax laws or greater scrutiny by taxing authorities.

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. The U.S. House of Representatives has advanced draft legislation (the "House Bill") that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the <u>Issuer</u> would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of

the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of seven percent (7%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Any ledger that may be established for the Securities may have weaknesses and vulnerabilities that imperil investor and consumer protections. The Issuer's transfer agent uses both blockchain-based and traditional software and data to manage and track the stockholder registry.

The USP Security Token represents fractional ownership in the Issuer and the relationship between the USP Security Token and the Issuer's Common Stock is on a 1:1 basis. Each share of the Issuer's Common Stock can be turned into a USP Security Token hosted on the Ethereum blockchain. The Securities, if issued, will embody the rights, preferences, privileges, and restrictions (including transfer restrictions), and will be subject to the same terms and conditions, of the Securities. Like current post-trade settlement processes in the capital markets, when a Security is issued and subsequently traded in secondary markets, the broker-dealer and/or exchange platform would notify the transfer agent of a pending settlement for recordation. The ledger is to then record the transfer of the shares using software platform technology. However, the transfer agent will not be responsible for conducting any AML or KYC diligence on the holders of the shares or ensuring that such secondary transactions are compliant from an AML or KYC perspective. While the Company believes there may be potential benefits to the use of distributed ledger technologies and any tokens, there are potential disadvantages as well. There are potential operational risks associated with all technology systems including insufficient backup, failure mechanisms or critical system safeguards. There are other potential general, operational and technical risks such as unintended software vulnerabilities, coding errors, scaling or bandwidth issues, and unintended effects on internet service, computers, servers or user interfaces associated with the Company and the blockchain network, as well as any custodian and/or transfer agent with respect to the operation of their respective technologies as service providers. We may rely on those third parties to properly provide services with respect of the blockchain network and any transfers thereunder. Any such failure by those parties to properly provide such services could subject the Company to potential violations.

Loss of private key(s), custodial error or investor error may cause the loss of the Securities.

A private key, or a combination of private keys, is necessary to control and dispose of any Securities stored in your digital wallet or vault. The wallet location of any Security does not constitute or confer actual, rightful ownership of the security underlying the Security, which is independently recorded by the Company's transfer agent. Any loss of the private key of a wallet would render inaccessible that wallet and Securities stored therein. This would constitute a loss the Securities. If this were to occur, the transfer agent may have to issue replacement shares according to its official book entry record to the new, verified replacement wallet address.

There are risks to Security holders if a prior transfer was not properly recorded on the transfer agent's records.

Although the transfer agent may have the obligation to take steps to investigate the matter and may have the capability to isolate any lost Securities, revoke such Securities, authenticate a new replacement wallet, and reassign/reallocate the applicable Security to a new wallet, this may not be feasible if a Security holder's account information and record is not kept current with the transfer agent and/or any fiduciary custodian. In connection with any issue of replacement Securities, the transfer agent should deactivate the link between the token and the corresponding book entry form of Securities to ensure that the lost or canceled Securities do not remain active. However, if the transfer agent fails to deactivate the outstanding lost or cancelled Securities, the holder of such tokens may encounter issues trading until the book entry position has been verified and the outstanding Securities have been deactivated.

Our interactions with a blockchain may expose us to SDN or blocked persons and new legislation or regulation could adversely impact our business or the market for cryptocurrencies.

The Office of Financial Assets Control ("**OFAC**") of the U.S. Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals ("**SDN**") list.

However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC's SDN list. Our policy prohibits any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling cryptocurrency assets. Moreover, the use of cryptocurrencies, including Bitcoin, as a potential means of avoiding federally-imposed sanctions, such as those imposed in connection with the Russian invasion of Ukraine. For example, on March 2, 2022, a group of United States Senators sent the Secretary of the United States Treasury Department a letter asking Secretary Yellen to investigate its ability to enforce such sanctions vis-à-vis Bitcoin, and on March 8, 2022, President Biden announced an executive order on cryptocurrencies which seeks to establish a unified federal regulatory regime for cryptocurrencies. We are unable to predict the nature or extent of new and proposed legislation and regulation affecting the cryptocurrency industry, or the potential impact of the use of cryptocurrencies by SDN or other blocked or sanctioned persons, which could have material adverse effects on our business and our industry more broadly. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, all of which could harm our reputation and affect the value of our common stock.

Incorrect or fraudulent digital assets transactions may be irreversible and we could lose access to our digital assets.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. Because of the decentralized nature of the blockchain, once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of a digital or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our rewards or fees could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Though recent high profile enforcement actions against individuals laundering stolen digital assets have demonstrated some means of bringing malicious actors to justice for their theft, the stolen digital assets are likely to remain unrecoverable. Furthermore, holders of Securities may have to possess both the unique public and private keys to their digital wallets to gain access to digital assets (including the Securities) and the loss of a private key required may be irreversible. Therefore, if any holder of a Security loses, or if a malicious actor successfully denies such holder access to such holder's private keys, such holder may be permanently denied access to the Securities held in the wallet corresponding to the lost, stolen or blocked keys. Holders should take and continue to take reasonable steps to secure their private keys. If a holder were to lose access to the holder's private keys or otherwise experience data loss relating to the holder's digital wallets, the holder could effectively lose access to and the ability to use such holder's digital assets.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. While there is not now and likely will not ever be a public market for the Securities in the United States, there is a public market for the Issuer's USP Token outside the United States for non-United States persons. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the Securities will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Issuer's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

The Securities will be equity interests in our company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Issuer, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities, which are the most junior securities of our company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our Securities.

The price of the Securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

There is no present market for the Securities in the United States and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

United States Property Inc. (the "**Issuer**") is a corporation formed in Delaware on January 20, 2022. The Issuer utilizes Ethereum's blockchain for secure, transparent real estate transactions. The USP security token represents fractional ownership in the Issuer and the relationship between the USP security token and the Issuer's common stock is on a 1:1 basis. USP leverages blockchain technology to break down the barriers of traditional real estate investment such as high initial investment, limited liquidity, and complex legalities. By tokenizing a diversified real estate portfolio spanning multiple geographies, investment strategies, and markets, we enable individual investors to own fractions of multiple properties. This approach democratizes real estate investment, significantly lower investment barrier

The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States. The Issuer conducts its business through its wholly-owned subsidiary Penmar Residence Venice LLC, a California limited liability company, formed on December 31, 2014.

Business Plan

Our property acquisition strategy for the portfolio focuses on a balanced mix of Core-Plus, Value Add, and Opportunistic multifamily properties, providing our shareholders with an optimal balance between stability and growth potential. The potential for tokenized real estate is immense, to say the least. Currently valued at around $200 million, even a modest 0.5% tokenization of the global real estate market—worth an estimated $317 trillion—would create a trillion-dollar industry.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
USP Token	Utilizing blockchain technology to break down the traditional barriers of traditional real estate investment, this security token represents fractional ownership in United States Property Inc. This allows token holders to become a fractional landlord by owning a piece of a multi-million dollar real estate portfolio.	All real estate investors.

Customer Base

Issuer serves a growing community of accredited and retail investors, both current and future, aiming to make everyone a fractional landlord. Our current investor base primarily consists of wealthy U.S. accredited investors, a demographic that recognizes the value and stability offered by real estate investment. In our future, we aim to make every investor a fractional landlord of real-world properties in the United States. By breaking down the barriers to entry, we're making a real estate investment accessible to a broader demographic that includes retail investors who previously couldn't participate due to financial constraints or lack of accredited status.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98113982	USP	Service Mark	August 2, 2023	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are seven percent (7.0%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$86,450
Property Acquisition	71%	$35,500	80%	$988,000
Company Operations	5%	$2,500	13%	$160,550
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Property Acquisition: If the Target Offering Amount is raised, 71% of the money raised will be used to purchase additional real estate properties. If the Maximum Offering Amount is raised, 80% of the money raised will be used to purchase additional real estate properties.

Company Operations: If the Target Offering Amount is raised, 5% of the money raised will be used for company operation such as admin, sales and marketing etc. If the Maximum Offering Amount is raised, 13% of the money raised will be used for company operation such as admin, sales and marketing etc.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Johnney Zhang	Chief Executive Officer and Director	Chief Executive Officer and Director of the Issuer (January 2022 – Present); responsibilities include real estate investment portfolio management, tokenization, real estate asset management Founder of Primior Capital LLC (2012 – Present); responsibilities include oversea operating of the investment actives	BS, Business Administration and Management, Teesside University 2012
Peter Ciaccia	Chief Investment Officer	Chief Investment Officer of the Issuer May 2022, responsibilities include overseeing real estate investment activities Owner and Board Member at Cesena Football Club (2022 – Present); responsibilities include advise as board member Senior Investment Professional at Fundamental Advisors (2019-2021); responsibilities include advise internal team on private equity investment and strategy	Bachelor's Degree, New York University (1998); MBA, New York University's Leonard N. Stern School of Business (2003)

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 100,000,000 shares of common stock of which 9,507,073 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock via USP Security Tokens
Amount Outstanding	9,507,073
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Mortgage
Creditor	Civic Financial Group LLC
Amount Outstanding	$4,990,000
Interest Rate and Amortization Schedule	4.99%; monthly payment pf $25,889.37
Description of Collateral	Two rental properties at address of 2478 and 2478 ½ Penmar Ave, Venice, CA 90291
Other Material Terms	30-year term
Maturity Date	05/01/2052
Date Entered Into	04/15/2022

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Zhang Group LLC	6,250,000 shares of Common Stock	65.74%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 29, 2024 the Issuer had an aggregate of $278,538.56 in cash and cash equivalents, leaving the Issuer with approximately 24 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock Via Security Tokens	$760,000	757,073 shares of Common Stock Via Security Tokens	Marketing, Technology Development & Maintenance, Acquisition of Properties, and SG&A	May 30, 2023	506(c), Regulation D
Common Stock Via Security Tokens	$4,149,552.51	6,250,000 shares of Common Stock in the form of Security Tokens	transfer of 100% of the Penmar Residence Venice LLC	May 2022	Section 4(a)(2)
Common Stock Via Security Tokens	$1,000,000	1,500,000 shares of Common Stock in the form of Security Tokens	transfer of 100% of the interest in USP/USPC trademark, all its related intellectual properties, technology and digital assets	March 2022	Section 4(a)(2)
Common Stock Via Security Tokens	$1,250,000	1,000,000 shares of Common Stock in the form of Security Tokens	Technology Development & DeApp and Platform Development, and Consulting Services	December 31, 2022,	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years,

any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- The Issuer and Primior Management Inc., which is founded by the Issuer's Chief Executive Officer, Johnney Zhang, entered into that certain Management Agreement dated as of March 10, 2023 ("**Management Agreement**"), pursuant to which, Primior Management Inc. acts as the manager and advisor of the Issuer in relation to management of the Issuer's real property assets. Under the Management Agreement, there is consideration exchanged in the form of an asset management fee of 2% NAV and 20% profit share (only paid if the Issuer is making a profit).
- During May 2022, the Issuer signed an agreement with Zhang Group, LLC to transfer 100% of the Penmar Residence Venice LLC, a California limited liability company in exchange for (6,250,000) shares of the Common Stock of the Company in the form of security tokens (USPC).
  - Penmar has a real estate which is used for renting to generate operating income, the building cost was 8,994,898 at the time of acquisition, and shall be depreciated for 27.5 years. This building was financed through its capital contribution and through 5 years, 4.99% interest bearing $4,999,000 mortgage loan.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.usp.io.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

United States Property Inc.

By:

/s/ Johnney Zhang *Johnney Zhang*

(Signature)

Johnney Zhang

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Johnney Zhang *Johnney Zhang*

(Signature)

Johnney Zhang

(Name)

Director

(Title)

March 14, 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

UNITED STATE PROPERTY, INC.
dba (USPC)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the year ended as of
December 31, 2022

United State Property, Inc.

Consolidated Financial Statements (Unaudited)

For the year ended as of December 31, 2022

Index to Reviewed Financial Statements



November 28, 2023

INDEPENDENT AUDITORS' REPORT

The Board of Directors

United State Property, Inc.
221 N. Broad Street, Suite 3A,
Middletown DE 19709

We have reviewed the accompanying consolidated balance sheet of United State Property, Inc. (the company) as of December 31, for the year ended 2022, and the related statement of income, statement of changes in equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

3

United State Property, Inc.

Consolidated Balance Sheet Statement (Unaudited)

As of December 31, 2022

ASSETS	2022
Current Assets	
Cash at Banks	21,516
Digital Currencies	7,781
Prepaid Insurance	1,144
Total Current Assets	**30,440**
Non-Current Assets	
Reserves - CFS Mortgage	7,014
Technology Development	2,250,000
Real Estate - 2478 Penmar Ave, Venice	8,994,898
Accumulated Depreciation - Real Estate	(183,675)
Total Non-Current Assets	**11,068,237**
TOTAL ASSETS	**11,098,677**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payables	76,066
Credit Cards	3,923
Tenant Security Deposit	58,000
Non-Current Liabilities	
Penmar Mortgage	4,999,000
Total Non-Current Liabilities	**4,999,000**
Total Liabilities	**5,136,990**
Equity	
Common Shares	951
Additional Paid-In Capital	6,719,863
Retained Earnings	(759,126)
Total Equity	**5,961,687**
TOTAL LIABILITIES AND EQUITY	**11,098,677**

United State Property, Inc.

Consolidated Income Statement (Unaudited)

As of December 31, 2022

	2022
Revenues	-
Rental Income	246,129
Total Revenues	**246,129**
Operating Expenses	
Outside Contractors	(107,443)
Marketing Expenses	(182,000)
Asset Management Fees	(44,768)
Software Expenses	(11,065)
General and Administrative Expenses	(270,702)
Depreciation Expense	(183,675)
Property Taxes	(30,638)
Total Operating Expenses	**(830,290)**
Non-Operating Income/(Loss)	
Interest Expense	(174,965)
Net Profit	**(759,126)**

United State Property, Inc.

Consolidated Statement of Changes in Equity (Unaudited)

As of December 31, 2022

	Number of Shares	Value of Shares	APIC	Retained Earnings	Equity Balance
Beginning Balance as of January 20, 2022		-	-	-	-
Stocks Issued During 2022	9,507,073	951	6,719,863	-	6,720,814
Net Profit for the year ended 2022		-	-	(759,126)	5,961,687
Equity Balance as of December 31, 2022	**9,507,073**	**951**	**6,719,863**	**(759,126)**	**5,961,687**

United State Property, Inc.

Consolidated Statement of Cash Flow (Unaudited)

As of December 31, 2022

OPERATING ACTIVITIES	2022
Net Income	(759,126)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Depreciation Expense	183,675
Change Accounts Receivables	(15,938)
Change Accounts Payables	137,990
Net cash from operating activities	**(453,400)**
INVESTING ACTIVITIES	
Penmar Mortgage	(8,994,898)
Technology Development	(2,250,000)
Net cash from financing activities	**(11,244,898)**
FINANCING ACTIVITIES	
Issuance of shares	951
Additional Pain In Capital	6,719,863
Penmar Mortgage	4,999,000
Net cash provided by financing activities	**11,719,814**
NET CASH INCREASE (DECREASE) FOR PERIOD	**21,516**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**21,516**

United State Property, Inc.

Notes to the Consolidated Financial Statements (Unaudited):

As of December 31, 2022

1. DESCRIPTION OF THE BUSINESS

United State Property, Inc, dba USPC, a Delaware corporation which was incorporated in January 20, 2022. USP is a real estate backed cryptocurrency that is designed to provide fractional ownership of an income-producing real estate portfolio. By leveraging its peer-to-peer nature as a security token, USP combines modern technology with a proven successful business model to create a highly liquid real estate backed digital currency.

During May 2022, the company signed an agreement with Zhang Group, LLC to transfer the 100% ownership of Penmar Residence Venince LLC, a California limited liability company, in which USPC has a full control of the new subsidiary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The Company has limited income from its primary operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2.   Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3.   Use of Estimates

The preparation of consolidated financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

United State Property, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2022

3. CASH

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts

4. EUQITY

The company is authorized to issue 100,000,000 of common shares, at par value of $0.0001 per share, any amount paid in excess of the par value is recorded as Additional Paid-In Capital. As of December 31, 2022, the company has 9,507,073 shares issued and outstanding.

5. INVESTMENT IN PENMAR

During 2022, the USPC signed an agreement to transfer 100% of the Penmar Residence Venince LLC, a California limited liability company in exchange for (6,250,000) shares of the Founder Common Stock of the Company in the form of security tokens (USPC).

6. TECHNOLOGY DEVELOPMENT

The company has signed two agreements during 2022 to exchange technology developments for the amount of $2.75M against interests of USPC.

1- Transfer 100% of the interest in USP/USPC trademark, all its related intellectual properties, technology and digital assets, in exchange (1,500,000) shares of the Founder Common Stock of the Company in the form of security tokens (USPC), whereas one million will be delivered immediately and remaining will be delivered within 12 months period.

2- Investor shall invest $1.25 million in form of technology development and consulting services consist of smart contract, DeApp and platform development, exchange listings and ongoing consulting services for a period of 24 months to the Company to receive 1 million Shares in form of Token - USPCs at a price of $1.25 per USPC.

As of December 31, 2022, the amount of $2.25M were exercised in exchange of USPC common shares.

7. 2478 PENMAR AVE, VENICE AND PENMAR MORTGAGE LOAN

Penmar has a real estate which is used for renting to generate operating income, the building cost was 8,994,898 at the time of acquisition, and shall be depreciated for 27.5 years. This building was financed through its capital contribution and through 5 years, 4.99% interest bearing $4,999,000 mortgage loan.

EXHIBIT B

Form of Security

<p style="text-align:center">United States Property Inc.</p>

<p style="text-align:center">SUBSCRIPTION AGREEMENT</p>

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
UNITED STATES PROPERTY INC.
4695 MacArthur Court, Ste 1100
Newport Beach, CA 92660

Ladies and Gentlemen:

The undersigned understands that United States Property Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to investors up to 1,235,000 shares of its Common Stock, $0.0001 par value, via USP Security Tokens (each a "**Security**" and, collectively, the "**Securities**") at a price of $1.00 per Security (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $50,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,235,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is

a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a fee of seven percent (7.0%) of amounts raised in the Offering. In addition, the Company will pay the Portal a securities commission equivalent to two percent (2.0%) of the total number of Securities sold in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/USPC (the "**Deal Page**").

1.   Subscription.

(a)   Subject to the terms of this Subscription Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Securities equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Security in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)   In connection with the issuance of Securities to the undersigned, the undersigned will be required to provide the undersigned's digital address through the Portal ("**Wallet Address**"), to which the undersigned's Securities will be sent. For the avoidance of doubt, the undersigned's Wallet Address must be under the direct control of the undersigned and shall not be under the direct or indirect control of a third party. The Company shall not be required to return the undersigned's investment amount or otherwise return or invalidate the consideration provided by the undersigned due to undersigned's failure to provide the undersigned's Wallet Address or otherwise comply with the requirements of this Section 1.

2.   Closing.

(a)   Closing. Subject to Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such

representations and warranties had been made as of the Closing.

3.   <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   <u>Investor Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise on account of the success of the Company.

(c)   The undersigned (i) is making the subscription and purchase of the Securities in compliance with Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6) of the Securities Act, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment, and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Securities.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation

regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the

Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the United States in the Securities may not develop, except that there is a public market for the Company's USP Token outside the United States for non-United States persons. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The undersigned's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and

applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The undersigned understands that no public market in the United States now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder, except that there is a public market for the Company's USP Token outside the United States for non-United States persons.

(t)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(v)   The undersigned acknowledges that it is the rightful owner of or has the appropriate and lawful right to use the undersigned's Wallet Address.

(w)   The undersigned represents that it has full control of the undersigned's Wallet Address, including all private key(s) required to transfer Securities from and otherwise use such address, and has implemented reasonable security measures to protect the undersigned's Wallet Address from unauthorized access.

(x)   The undersigned acknowledges that neither the Company nor the Portal will have access to or control the undersigned's Wallet Address' private key(s).

(y)   The undersigned understands and expressly accepts that the Securities have been created and will be delivered to the undersigned at the sole risk of the undersigned on an

"**AS IS**" and "**UNDER DEVELOPMENT**" basis. **WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY SECURITIES AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE SECURITIES.**

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Securities, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the undersigned pursuant to this Subscription Agreement.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms,

except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) <u>Operation</u>. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f) <u>Consents</u>. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g) <u>Securities Matters</u>. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h) <u>Transfer Agent</u>. The Company will act as transfer agent with respect to the Securities and this Offering.

7. <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the undersigned without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9.   Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Securities without the prior written consent of the Company or its managing underwriter. Such restriction (the "***Market Stand- Off***") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11.   Tokenization Process; Legend.

(a)   The USP Security Token represents fractional ownership in the Company and the relationship between the USP Security Token and the Company's Common Stock is on a 1:1 basis. Each share of the Company's Common Stock can be turned into a USP Security Token hosted on the Ethereum blockchain. The Securities will embody the rights, preferences, privileges, and restrictions (including transfer restrictions), and will be subject to the same terms and conditions, of the Company's Common Stock. Dividends, if any, may

be paid or issued directly to the designated Wallet Address of the holder of the Security. The Company shall provide the holders of the Securities with adequate notice and instructions regarding any dividend payment or issuance process, including any actions required on their part to receive such dividends. By accepting the Securities, the undersigned acknowledges and agrees that the Securities are subject to the terms of this Subscription Agreement and the Form C and the additional terms set forth in the documentation accompanying the Security issuance. The undersigned further agrees to comply with such terms and any instructions provided by the Company to manage and transfer the Securities. The terms and conditions related to the Securities may be amended, modified or waived by the Company in its sole discretion to reflect changes in law, regulation, or technology, provided that no such amendment, modification or waiver will materially alter the economic terms of the Securities without the consent of the undersigned. Any disputes arising in relation to the Securities will be resolved in accordance with the dispute resolution provisions set forth herein. All Securities issued under this instrument, in whatever form, may be issued in whole or fractional parts, in the Company's sole discretion.

(b)   The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12.   <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13.   <u>Governing Law</u>. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14.   <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   <u>Entire Agreement</u>. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16.   <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17.   <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. <u>Invalidity of Specific Provisions</u>. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

19. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

20. <u>Counterparts</u>. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of_____.

COMPANY:

UNITED STATES PROPERTY INC.

By:_____

Name: Johnney Zhang

Title: Chief Executive Officer
Address: 4695 MacArthur Court, Ste 1100
          Newport Beach, CA 92660

SUBSCRIBER:

By:_____

Name:_____

Title:_____

Number of Purchased Securities: _____

Wallet Address: _____

Total Purchase Amount: _____

EXHIBIT C

Video Transcript

Currencies, cryptocurrencies, and even so-called stable coins have proven that they are by Nature unstable. This has become increasingly clear as crypto projects, exchanges and Empires began to crumble all throughout 2021 and 2022, leaving behind a trail of destroyed fortunes and Regulatory uncertainty. Failures on such a grand scale have crypto investors asking the question what next?

The problem with most cryptocurrencies is that they're not tangible, subjecting them to the Market's speculative volatility instead of being tied to something stable, like real estate. But what if there was a cryptocurrency that was actually backed by an inflation-proof physical asset? Well actually, there is. Meet USP, the world's leading real estate backed token designed to make everyone who owns it a fractional landlord of a real world portfolio of properties, domestic and international. USP token holders would have access to not only fractional ownership of lucrative US real estate but also a better tool to fight back against inflation, using an inflationary asset, real estate. USP is backed by physical income-producing and inflation-resistant Real Estate Assets in the United States that are managed by Primoir, one of Southern California's leading real estate developers and asset management firms. Due to the decentralized nature of cryptocurrency, USP token holders would have self-custody over their USP Holdings giving them the power to act directly as their own Banks, transferring tokens peer-to-peer anytime, anywhere without any third party intermediary involved.

In addition to deriving its value from an underlying real estate portfolio, USP would also benefit from profits generated through the issuance of the company's Flagship stable coin, USPC. USP would be the first stable coin in the world with a 2:1 backing ratio consisting of 100% cash and over collateralized by the properties in USP's portfolio this means that for every USP stable coin in circulation, USP has $2 in reserves split between cash and real EST estate which would be 100% transparent with audited public financials available from within the USP investor portal.

Now let's put it all together, USP is a token that represents fractional ownership in both a portfolio of real estate Assets in the US and a company that issues USPC a Next Generation stable coin that would be widely used as a medium of exchange in web 3 transactions. This would give USP token holders the ability to benefit from the long-term applications of the underlying real estate portfolio as well as the potential profits from reinvesting interest accrued from the cash reserves of the USPC stable coin. The USPC stable coin is a versatile medium to securely and transparently engage in peer-to-peer transactions globally and around the clock, all backed by real estate. The USPC stable coin and the USP token are engineered to be universally accessible, allowing people from all corners of the globe to tap into them at any given moment, thus eliminating the usual barriers and biases associated with the traditional financial system, thereby democratizing access to real estate and fostering equal opportunities for all. When you own USP you own something real, you're a fractional landlord in a real, live world. USP is opening the door to a new generation of fractional Real Estate Investors. Visit usp.com

EXHIBIT D

Testing the Waters Communications





Republic

Company Name

USP (United States Property Coin)

Logo



Headline

On a mission to democratize real estate investing for everyone

Slides


USP
The future of real estate investing
will be tokenized on the blockchain.
USP
Dashboard
Marketplace
Holdings
Transactions
Documents
Balances
$20,000
Total Balance
$20,000
Investable Balance
Withdraw Funds
Deposit Funds
Metrics
12
+$1,455.18
$108.51
21.45%
1234 Willow Ln.
4588 Elda St.

Tags

B2C, Immigrant Founders, Fintech, Real Estate Tech, Apps, Companies, P2P, AAPI Founders, Diversity & Inclusion, Blockchain

Pitch text

Summary

- Fight back against inflation with an inflationary asset — real estate.
- Blockchain distribution of real estate ownership.
- Buyback guarantee for investor safety and risk mitigation.
- Evolve Coliving properties add direct value to investment communities.
- Backed by a leading real estate investment & development firm.
- User-friendly marketplace & portfolio tracker for 24/7 access to holdings.

Problem

What's Wrong With Real Estate?

Investing in real estate is difficult to learn, costly, and exclusive – scaring away newcomers and making it harder to get started.

The conventional avenues for investing in real estate are fraught with barriers that make it difficult for the average person to participate. High upfront costs, lack of liquidity, and complex legal procedures often deter potential investors, making real estate a playground for the wealthy who already know how to invest, and how to buy their way out of inflation.

- High initial investment restricts average earners.
- Traditional real estate lacks easy liquidity.

- Complex laws, rules, and strategies deter potential investors.

- Wealthy individuals monopolize the market.

Sub-Problems:

Large Learning Curve

Traditional real estate investing poses a steep learning curve, deterring potential investors. The complexity of market analysis, legal requirements, and financial management creates a risk of costly mistakes, intimidating newcomers from entering the market.



Limited Liquidity

Once invested, your money is essentially locked into the property, making it difficult to convert your investment back into cash. This lack of liquidity in real estate investmnts is a significant deterrent for those who might need quick access to their funds.



Inflation Erosion

While the wealthy can invest in real estate to





hedge against inflation, the average person often has to settle for investment options that don't offer the same protection. As a result, the value of their investments erodes, widening the wealth gap.

Solution

How Are We Fixing It?

USP's blockchain model turns real estate into an accessible investment asset, available to anyone, anywhere, regardless of their background.

USP leverages blockchain technology to break down the barriers of traditional real estate investment, streamline the process of fractionally investing into properties and funds, and create more opportunity for liquidity where there previously was none.

How it Works

Our real estate tokenization model breaks down ownership of income-producing real estate and distributes it to fractional landlords.



Rental Housing

Commercial

Hospitality

Data Centers

Tokenized Assets

We have already tokenized ownership of over $52 Million worth of rental housing assets, commercial real estate, and health retreats.

Vistas Duales Cielos

Venice, CA



Monthly Rent:	$31,689
Units on Property:	2
Occupancy Rate:	100%
Square Feet:	7,773

First Harbor Square

Santa Ana, CA *(Development)*



Monthly Rent:	N/A



Units on Property: 183

Occupancy Rate: 0%

Square Feet: 409,816

Primior Medical Centre

Diamond Bar, CA



Monthly Rent: $78,296

Units on Property: 20

Occupancy Rate: 83%

Square Feet: 36,360

Mt. Baldy Retreat

Los Angeles County, CA *(Development)*



Monthly Income: N/A

Units on Property: 100+

Occupancy Rate: N/A

Acres: 190

Coming Soon

We anticipate listing hundreds more commercial, rental housing, hospitality, and data center assets on our platform in 2024 and 2025.

And they will all be easily accessible on the USP Investment Platform (launching Q1/Q2 2024).


USP
Marketplace
1234 Willow Ln.
Learn More
4588 Elda St.
Learn More
9989 Diamond Rd.
Harrison, Tennessee 37341
6.5% Projected Rental Yield
11.3% Projected Annual Return
Learn More
274 Powell Ave.





Does investing on Republic.com mean you're investing in the company (USP) or the real estate assets owned and tokenized by USP?

Actually, it means both! You're investing into the company (USP) and the assets owned by USP. This means you fractionally own the assets, and are an early-stage investor in USP's future as a company.




The $USP Token
Digital Security Token Distributed
To Investors On Republic.com
RWA Tokenization Marketplace
Token issuance
New property listings
Owned Real Estate Portfolio
Asset appreciation
Rental income
$USPC Asset Backed Stablecoin
Stablecoin issuance
Interest income

By tokenizing a diverse collection of real estate assets spanning multiple geographies, investment strategies, and property types, we enable every-day investors to own real estate without the hassle of property management.

Watch this short explainer video to understand the USP token and how it works:

Our Solutions:

Lowering Entry Barriers

USP Tokens make real estate investment accessible by making it easier to buy shares of a property, portfolio, or fund. With a minimal investment, anyone can become a part-owner of real estate assets, breaking the cycle of wealth concentration.



Providing Liquidity

USP Tokens are designed for high liquidity, enabling investors to easily trade their holdings P2P or on public exchanges. This flexibility addresses the traditional problem of illiquidity in real estate investments using blockchain solutions.



Inflation-Resistance

USP offers a robust hedge against inflation by





backing tokens with real-world assets: real estate. This allows even average investors to protect the value of their investments over time, narrowing the wealth gap by fighting inflation with inflationary assets.

Product

Meet The USP Tokenized Real Estate Marketplace

The USP Marketplace aims to provide every real estate newcomer a gateway to diversified property investment.

The USP Marketplace aims to provide an ideal entry point for those new to real estate investing, offering a diverse array of investment properties across various markets and types. This platform can simplify the investment process, allowing users to easily explore and invest in a wide range of real estate opportunities without the overwhelming complexities of traditional real estate investing.

Republic — where anyone can invest in startups

The Marketplace

Browse Hundreds of Tokenized Properties

Explore a diverse selection of real estate investments. Our marketplace lets you invest in tokenized real estate easily.



Filter By Individual Preferences

Personalize your investment journey. Our platform allows you to tailor searches based on your unique investment goals and risk tolerance.



Better Liquidity with Secondary Market



Trading

Trade your real estate tokens on the secondary market, providing flexibility and control over your investment.



Real Estate

Why Real Estate?

Real estate is one of the most reliable and lucrative investments, and appreciates at a rate that beats inflation, historically.

Unlike other assets that may depreciate over time, real estate has historically shown a consistent upward trajectory.



Real estate remains the one asset people are willing to pay more for year after year.

— Consumer Price Index For All Urban Consumers: All Items In U.S. City Average, Q1 1980=100
— Gold Fixing Price 10:30 AM (London Time) In London Bullion Market, Based In U.S. Dollars, Q1 1980=100
— All-Transactions House Price Index For The U.S.



Past financial results are no guarantee of future performance. Click here for important information regarding Financial Projections which are not guaranteed.

Traction

Our Accomplishments

$24 Million+ raised from private investors through our own tokenized real estate offering.

We have accomplished quite a bit as a company:

Financial Traction

4 Properties

Owned or invested in between 2022 - 2023.



$52 Million

Value of tokenized property on USP.



$24+ Million

Private investments between 2022 - 2023.



This financial backing is complemented by a robust waiting list of over 17,000 investors between 2021 and 2022, signaling strong market demand and investor confidence in our offering.

By The Numbers



17,000 Users
Joined our waiting list between 2021 - 2023.



20,000+ Followers
On Twitter/X between 2022-2023.



10,000+
Members of our Telegram + Discord communities.



600+

Active users of the USP Investor Portal.



Our traction is also social and influential...

Advisors & Endorsers



@CryptoWendyO
Advisor



@MasonVersluis
Advisor



@rajatsonifnance
Advisor



@megbzk
Advisor

We've also gained significant media attention, being featured on platforms like Bloomberg, Bitcoin.com, Business Insider, and more. As official sponsors of Crypto Yacht Club 2022, we're solidifying our presence in the crypto and blockchain community.

In The Press

BUSINESS INSIDER

Bloomberg TELEVISION

BENZINGA


(STM) Security Token Market

SECURITIES.⍥

Bitcoin.com

yahoo! finance

Customers

Who Does It Benefit?

USP aims to provide a product that allows beginner investors access to the historically complex real estate market

Our investors, typically earning $100,000 to $200,000 annually, understand the importance of investing to build wealth, as highlighted by Andrew Carnegie's observation that ninety percent of millionaires achieved their status through real estate. The question is: how to begin?

But, how do you get started?

With USP, even beginner investors can put together a profitable real estate portfolio in less than 5 minutes from anywhere in the world, unlocking the potential of the world's most powerful investment asset class: real estate.

Future Investors:



Anyone, Anywhere

Our goal is give every beginner investor the tools they need to become a millionare through real estate. By making it easier (and less expensive!) to start investing, we're making real estate investment accessible to a broader demographic who previously couldn't participate due to financial constraints or a fear of the risks associated with real estate.

Market

Is There Opportunity?

Real estate remains one of the fastest-growing sectors in the emerging blockchain-based tokenization market.

The potential for tokenized real estate is immense, to say the least. Currently valued at around $200 million, even a modest 0.5% tokenization of the global real estate market—worth an estimated $317 trillion —would create a trillion-dollar industry.

Market Performance:

$128 Million*

According to a report, the total value of real estate that has been tokenized in 2020 was estimated at USD 128 million.

$194 Million*

Total monthly market capitalization of real estate tokens.

$16.4 Billion*

Market capitalization of the emerging tokenization market.

$317 Trillion*

Present value of the global real estate market (estimated based on reports).

Forekast (2020) | Cointelegraph Research (2022) | Bain & Company (2020) | Prophecy Market Insights (2023)

This transformation makes real estate investment more accessible, liquid, and efficient, promising a future filled with innovative investment opportunities.

Impact

Our Impact

USP levels the playing field for would-be investors, and our inflation-fighting initiatives help people build equity and financial wellbeing.

By tokenizing real estate and making them easier to access, we are cracking open the market for more people. We're enabling people across the globe, regardless of their financial or geographical status, to become fractional landlords of properties in the United States.

Through Evolve™ Coliving Communities, renters will be able to browse coliving communities near the places they want to live and work, and pay less than $1,000 per month in membership fees in order to live in a community. Join our waiting list here.

How USP Makes An Impact:



Making Investing Easier

Our primary focus is making investing in real estate easier for the average person, bringing the inflation-fighting, wealth-building power of real estate to the masses through the power of blockchain tokenization.



Evolve™ Coliving

Evolve Coliving is USP's answer to the rising costs of living, lack of financial education, and rampant inflation for the average renter. A portion of monthly membership fees can be automatically invested into the place they live, allowing them to actually build equity in real estate while renting.

Founders

Led By A Team Of Innovators

Led by CEO Johnney Zhang, USP leverages Primior's real estate expertise and resources to redefine investment opportunities.

Johnney Zhang, the CEO of both USP and Primior Asset Management, brings unparalleled expertise in real estate investing to the table. Primior, our backing company, is a Southern California real estate firm offering vertically integrated services from pre-development to asset management.



Johnney Zhang, CEO of USP and backing company, Primior.

Johnney Zhang

USP

PRIMIOR

With Primior's proven track record in crafting tailored investment strategies and managing diversified real estate opportunities, USP is positioned to revolutionize the real estate tokenization market.

Summary

Let's Change RE Investing Together

USP is revolutionizing real estate investment by tokenizing real-world properties and making them

Republic — where anyone can invest in startups

accessible to a global audience.

Key Points



Real Estate Accessibility

Democratizing real estate investment by lowering educational, financial, and geographical barriers.



Expert Leadership

Spearheaded by CEO Johnney Zhang and backed by Primior's track record and team.



Innovative Model

Combining the benefits of blockchain technology with the security of real estate investments to help more people build and preserve their wealth.



Risk-Adjusted Growth

USP blends investment strategies for a focus on long-term sustainability, helping more people

long-term sustainability, helping more people save money and beat inflation in the long-run.

A message from our founder...



@jz_usp
Founder, @uspcoin

As the CEO of both USP and Primior, I want to extend my heartfelt gratitude for considering this investment opportunity. Your trust allows us to continue innovating in the real estate investment space, and we're committed to delivering both stability and growth potential for all our investors.

And from all of us on the USP team, thank you for taking the time to read through our project!

Team

	Peter Ciaccia	Chief Investment Officer	
	Carl Tautenhahn	Chief Web3 Strategist	
	Gerald Tautenhahn	Chief Web3 Engineer	
	Johnney Zhang	Founder & CEO	Founder of USP with over $52M real estate assets, CEO of real estate developer and asset manager @primior with over $1B AUM.
	Mason Versluis	Advisor	
	Meghan Boyczuk	Advisor	

Andrew
Palacios

Advisor

Greg
Grzesiak

Advisor

Cullen
Cheung

Sales (Primior)

Stephanie
Archer

Asset
Management
(Primior)

Julie Mays

Investor
Relations
(Primior)

Perks

$500

Free USP T-Shirt & Hat

$1,000

Free USP T-Shirt & Hat +5% More USP Tokens

$5,000

Free USP T-Shirt & Hat +10% More USP Tokens

$10,000

Free USP T-Shirt & Hat +10% More USP Tokens Expenses-paid invitation to our exclusive launch party.

FAQ

What is Tokenization

Tokenization refers to the digitization of real-world assets where the direct or indirect ownership stake of the asset is represented by a token. Put differently, it is the process of converting rights to an asset into a digital token recorded on a blockchain where a token is a proxy or a means of representing an indirect or direct ownership interest in a particular asset.

How do I earn a return?

We are issuing [equity/security tokens that represent equity] in our company. You may realize returns if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it, or if you sell the securities at a higher price than you purchased them for. There is also a risk that you could lose your entire investment if the company fails. Startup investing is risky, so there's no guarantee of a return on this kind of investment. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.

Where can I learn more about USP?

Visit our resource center here.

Can the value of USP tokens increase if the underlying assets have not also increased in value within the same time frame?

The Market Value And The Book Value Of A Security Are Not Tied Or Pegged Together. While The Actual Book Value Often Influences The Price Of The Security, The Market Value Is Also Determined By Additional Factors Such As, Supply, Demand, Growth Potential, Stability, And More.

It Is Not Uncommon For The Market Value Of A Security To Be Higher (Or In Some Cases, Lower) Than The Book Value Of A Corporation.

Similar To Traditional Securities, Security Tokens Can Be Fractionalized Based On The NAV Or Book Value Of A Corporation, But The Value Is Not Necessarily Pegged To That Figure. Instead, The Value Is Secured Or Stored In The Underlying Assets – Making The Security Token Holder A Fractional Owner Of The Corporation Holding Those Assets.

USP, Like Other Investment Vehicles, Is Not Claiming To Be 100% Liquid With An Instant Exchange Rate.

What happens if a property in the USP portfolio requires refinancing?

USP Implements A Conservative Investment Approach, Including Ensuring That Financing And Leveraging Are Under Control. Since USP Represents Common Shares In A Corporation, Token Holders Are Also Shareholders Who Have The Same Legal Rights As Stock Investors.

If An Investor Suffers A Loss Due To A Violation Of Securities Laws Or Other Legal Obligations Related To Their Security Token Investment, They May Seek Legal Recourse Through The Relevant Regulatory Authority Or Agency As Well As Pursue Legal Action Through The Court System.

It Is Recommended That Investors Consult With A Qualified Attorney With Experience In Securities Law To Discuss Their Options And Potential Courses Of Action.

Do you plan to invest in real estate outside of the U.S.?

USP Has No Plans To Acquire Properties Outside The United States As Of Right Now; The Strategic Acquisition And Management Of Underlying Assets Is Crucial For A Real Estate-Backed Security Token To Function As A Superior Store Of Value And Medium Of Exchange.

USP's Mission Is To Create A Highly Liquid Asset Backed By Real Estate Value For Stability And Reliability. While There Are Emerging Real-Estate Markets With Growth Potential Worldwide, None Offer The Same Level Of Security And Stability As Those In The United States.

How does USP acquire property?

Primior Currently Owns Other Commercial Real Estate Assets With Which To Securitize USP. Additional Proceeds From The Sales Would Be Used To Fund Acquisitions And Upgrades To Enhance The Current Assets, But, Unlike With Other Projects, There Is Already Enough Asset Value On Hand To Fully Collateralize The Raise.

Why did you make USP a security token and not an NFT?

While Both Tokens Utilize Blockchain Technology, Security Tokens Are Designed To Represent Financial Securities And Are Subject To Government Regulation. In Contrast, NFTs Are Typically Used To Represent Unique Digital Assets That May Not Have A Financial Component.

Like Stocks, Bonds, And REITs, Security Tokens Are Digital Shares Of A Corporation; However, They Exist On The Blockchain, And Thus All Tokens Of The Same Type Must Have The Same Value, Making Them Interchangeable And Fungible.

Whereas NFTs Can Offer Fractional Representation Of An Underlying Asset, They Are Usually Not Subject To Securities Regulations And Their Value Is Usually Based On Scarcity And Demand From Collectors Or Fans.

What are the key differences between a security token and a cryptocurrency?

The Key Differences Between A Security Token And A Cryptocurrency Are That A Security Token Represents Ownership In An Underlying Asset, Is Subject To Regulatory Oversight, And Is Typically Backed By A Tangible Asset Or Revenue Stream; Whereas, A Cryptocurrency Is A Digital Asset Designed To Function As A Medium Of Exchange, Operates On A Decentralized Network, And Is Not Backed By Any Physical Asset Or Revenue Stream.

What is a security token?

A Security Token Represents An Investment Contract In An Underlying Investment Asset That Exists On The Blockchain. Whereas Security Tokens Require The Same Reporting And Compliance Measures As Digital Securities, The Transactions Are Automated Through An Institutional-Grade Blockchain Specifically Designed To Operate Under Existing Regulatory Frameworks.

When are new USP tokens minted, and does it dilute existing USP in circulation?

After The Initial Raise, The Company Would Only Mint New USP Tokens In One Scenario: A Capital Raise.

These Tokens Would Be Minted At The Current Book Value Per Share At The Time Of The New Offering. By Minting New Tokens At The Same Book Value As Existing Tokens, The Value And Fractional Ownership Of Existing Tokens Remain Unaffected, Allowing New Investors To Participate In USP Without Diluting The Value Of Existing Tokens Or Negatively Affecting Their Returns.

Furthermore, This Structure Provides Transparency, Which Helps Maintain The Steady Growth Of The Tokens' Value, Both At Book Value And Market Value. This Transparency Is Important To Ensure Investor Confidence And Trust In The Long-Term Performance As A Store Of Value And Medium Of Exchange.

While Primior Is Committed To Ensuring That USP Offers The Necessary Transparency And Reporting Regimen To Be Fully Compliant, The Token Structure Of USP In Its Maturity Phase May Also Be Influenced By The Decentralized Autonomous Organization (DAO) [See Page 25 Of Our Whitepaper]. By Empowering The Community With A DAO, USP Can Adapt And Evolve Over Time To Meet The Changing Needs Of The Digital Environment.

Are there lockup periods for USP?

A Lockup Period Is A Type Of Requirement That Some Security Tokens Need To Comply With Federal Regulations. During This Time, Investors Are Not Allowed To Trade Or Transfer Their Tokens Until After The Lockup Period Ends.

For U.S. Accredited Investors, The Lockup Period For Selling To Other U.S. Accredited Investors Is 90 Days. Both Parties Must Have A USP Investor Portal Account, And Should Have Completed Onboarding – Including KYC And Accredited Investor Verification.

For Non-U.S. Citizens Who Have Purchased USP Under Regulation S, Which Allows For Non-U.S. Citizens To Buy USP Without Being An Accredited Investor, You Have No Lockup Period If Selling To Foreign Investors. Both Parties Must Have A USP Investor Portal Account, And Should Have Completed Onboarding, Including KYC Verification.

If You Are A Non-U.S. Citizen Looking To Sell Your USP To A U.S. Accredited Investor, You Have A Lockup Period Of 12 Months.

Do I need to pay taxes on USP?

In General, If An Investor Receives A Security Token As Part Of An Offering, They May Need To Report The Fair Market Value Of The Token As Income And Pay Taxes On That Amount.

If The Investor Later Sells The Security Token At A Profit, They May Need To Pay Capital Gains Tax On The Difference Between The Sale Price And The Purchase Price. The Capital Gains Tax Rate Will Depend On Their Holding Period And The Tax Laws Of The Relevant Jurisdiction.

It Is Important For Investors To Consult With A Qualified Tax Professional To Determine Their Individual Tax Obligations Related To Security Tokens. The Tax Treatment Of Security Tokens Is A Complex And Evolving Area, And Investors Should Seek Guidance To Ensure Compliance With Applicable Laws And Regulations.

Do USP token holders receive passive income?

Passive Income Such As Rent And Property Value Appreciation (To The Extent Realized) Would Be Reflected In The Value Of The USP Token. With The Tokens Representing Ownership Shares, Holders Can Expect To Receive Quarterly Reports Along With Their Passive Income From Rental Properties, Which Would Directly Impact The Overall Value Of The USP Tokens.

Who is behind USP?

USP Is Funded And Sponsored By Primior, A Leading Real Estate Investment, Development, And Management Firm In Southern California. Unlike Other Blockchain Projects, USP Is A "Real Estate Native" That Already Owns And Manages Profitable Assets To Securitize.

With Over $2 Billion In Successfully Managed Real Estate Portfolios, Primior's Proven Business Model Will Now Be Implemented On The Blockchain!

When did USP launch?

USP Launched March 1, 2023 To Accredited U.S. Investors. Offerings Of USP Security Tokens Are Made Possible Through Regulation D Rule 506(C) For U.S. Accredited Investors, And Through Regulation S For Non-U.S. Investors. At Launch, 1 USP Will Be Worth $1.